                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                               -----------------------
                                     SCHEDULE 13D
                                    (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    RULE 13d-2(a)

                          Atchison Casting Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, par value $0.01
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    046613105
------------------------------------------------------------------------------
                                  CUSIP Number

                            Edmundson International, Inc.
                                  31356 Via Colinas
                         Westlake Village, California  91362
                                    (818) 991-9000

                                   with a copy to:

                               Timothy G. Hoxie, Esq.
                          Heller Ehrman White & McAuliffe
                                  333 Bush Street
                          San Francisco, California  94104
                                   (415) 772-6052
------------------------------------------------------------------------------
                         (Name, address and telephone number
             of person authorized to receive notices and communications)

                                    March 31, 1999
                                   ---------------
                            (Date of Event which requires
                              filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                         (Continued on following pages)


                              (Page 1 of 23 Pages)

CUSIP NO. 046613105                    13D                  Page 2 of 23 pages

------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS         Edmundson International, Inc.
------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                    (b) /X/
------------------------------------------------------------------------------
3)   SEC USE ONLY
------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                WC
------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                  / /
------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                    California
------------------------------------------------------------------------------
  NUMBER OF     7)  SOLE VOTING POWER                           -0-
   SHARES       --------------------------------------------------------------
 BENEFICIALLY
    OWNED       8)  SHARED VOTING POWER                        50,000
     BY         --------------------------------------------------------------
   EACH
 REPORTING      9)  SOLE DISPOSITIVE POWER                      -0-
  PERSON        ---------------------------------------------------------------
   WITH
               10)  SHARED DISPOSITIVE POWER                   50,000
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                               50,000
------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                 / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             0.7%
------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                        CO
------------------------------------------------------------------------------

CUSIP NO. 046613105                    13D                  Page 3 of 23 pages
------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS    Consolidated Electrical Distributors, Inc.
------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                            (b) /X/
------------------------------------------------------------------------------
3)   SEC USE ONLY
------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                        AF
------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                           / /
------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware
------------------------------------------------------------------------------
  NUMBER OF     7)  SOLE VOTING POWER                             -0-
   SHARES       --------------------------------------------------------------
 BENEFICIALLY
    OWNED       8)  SHARED VOTING POWER                         50,000
     BY         --------------------------------------------------------------
   EACH
 REPORTING      9)  SOLE DISPOSITIVE POWER                       -0-
  PERSON        --------------------------------------------------------------
   WITH
               10)  SHARED DISPOSITIVE POWER                    50,000
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                     50,000
------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0.7%
------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                     CO
------------------------------------------------------------------------------

CUSIP NO. 046613105                    13D                  Page 4 of 23 pages

------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS                   Portshire Corp.
------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                 (b) /X/
------------------------------------------------------------------------------
3)   SEC USE ONLY
------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                              AF
------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                   / /
------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                           Texas
------------------------------------------------------------------------------
  NUMBER OF     7)  SOLE VOTING POWER                             -0-
   SHARES       --------------------------------------------------------------
 BENEFICIALLY
    OWNED       8)  SHARED VOTING POWER                         50,000
     BY        ---------------------------------------------------------------
    EACH
 REPORTING      9)  SOLE DISPOSITIVE POWER                        -0-
  PERSON        --------------------------------------------------------------
   WITH
               10)  SHARED DISPOSITIVE POWER                    50,000
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                     50,000
------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                               / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0.7%
------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                               CO
------------------------------------------------------------------------------

CUSIP NO. 046613105                    13D                  Page 5 of 23 pages

------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS         Lincolnshire Associates, Ltd.
------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                            (b) /X/
------------------------------------------------------------------------------
3)   SEC USE ONLY
------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                        WC
------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                  / /
------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Texas
------------------------------------------------------------------------------
  NUMBER OF     7)  SOLE VOTING POWER                           -0-
   SHARES       --------------------------------------------------------------
 BENEFICIALLY
    OWNED       8)  SHARED VOTING POWER                       50,000
     BY         --------------------------------------------------------------
   EACH
  REPORTING     9)  SOLE DISPOSITIVE POWER                      -0-
  PERSON        --------------------------------------------------------------
   WITH
             10)  SHARED DISPOSITIVE POWER                    50,000
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                   50,000
------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               0.7%
------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                               PN
------------------------------------------------------------------------------

CUSIP NO. 046613105                    13D                  Page 6 of 23 pages

--------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS       Employees' Retirement Plan of Consolidated
                                        Electrical Distributors, Inc.
------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                            (b) /X/
------------------------------------------------------------------------------
3)   SEC USE ONLY
------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                        WC
------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /
------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   California
------------------------------------------------------------------------------
   NUMBER OF   7)  SOLE VOTING POWER                        481,512
    SHARES     ---------------------------------------------------------------
 BENEFICIALLY
    OWNED      8)  SHARED VOTING POWER                         -0-
     BY        --------------------------------------------------------------
    EACH
 REPORTING     9)  SOLE DISPOSITIVE POWER                   481,512
  PERSON       --------------------------------------------------------------
   WITH
              10)  SHARED DISPOSITIVE POWER                  -0-
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                 481,512
------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                  / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          6.3%
------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                EP
------------------------------------------------------------------------------

CUSIP NO. 046613105                    13D                  Page 7 of 23 pages

------------------------------------------------------------------------------
1)   NAMES OF REPORTING PERSONS       Employees' Retirement Plan of Hajoca
                                        Corporation
------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                            (b) /X/
------------------------------------------------------------------------------
3)   SEC USE ONLY
------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                        WC
------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    / /
------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   Pennsylvania
------------------------------------------------------------------------------
  NUMBER OF     7)  SOLE VOTING POWER                        169,600
   SHARES       --------------------------------------------------------------
 BENEFICIALLY
    OWNED       8)  SHARED VOTING POWER                         -0-
     BY         --------------------------------------------------------------
   EACH
 REPORTING      9)  SOLE DISPOSITIVE POWER                   169,600
  PERSON       ---------------------------------------------------------------
   WITH
               10)  SHARED DISPOSITIVE POWER                   -0-
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                  169,600
------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                             / /
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          2.2%
------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON                                EP
------------------------------------------------------------------------------

CUSIP NO. 046613105                    13D                  Page 8 of 23 pages

                                    INTRODUCTION

     Edmundson International, Inc., a California corporation, hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 below pursuant to the Agreement With Respect To Schedule 13D attached hereto as Exhibit 7(1).


     Item 1.   SECURITY AND ISSUER.


     The class of equity securities to which this Statement relates is the common stock, $0.01 par value (the "Common Stock"), of Atchison Casting Corporation (The "Issuer"), a corporation incorporated under the laws of Delaware whose principal executive offices are located at 400 South Fourth Street, Atchison, Kansas 66002.


     Item 2.   IDENTITY AND BACKGROUND.


     This Statement is filed on behalf of Edmundson International, Inc., a California corporation ("Edmundson International"), Consolidated Electrical Distributors, Inc., a Delaware corporation ("CED"), Portshire Corp., a Texas corporation ("Portshire Corp."), Lincolnshire Associates, Ltd., a Texas limited partnership ("Lincolnshire Associates"), Employees' Retirement Plan of Consolidated Electrical Distributors, Inc., a defined benefit plan ("CED Pension Plan"), and Employees' Retirement Plan of Hajoca Corporation, a defined benefit plan ("Hajoca Pension Plan"), (collectively, the "Reporting Persons").

CUSIP NO. 046613105                    13D                  Page 9 of 23 pages


     a.   EDMUNDSON INTERNATIONAL.


     The principal executive offices of Edmundson International are located at 31356 Via Colinas, Westlake Village, California, 91362. Edmundson International is a California corporation whose principal business is the making of investments. The directors and executive officers of Edmundson International are set forth in Schedule 1 to this Statement. Edmundson International is a wholly owned subsidiary of CED.


     b.   CED.


     The principal executive offices of CED are located at 31356 Via Colinas, Westlake Village, California, 91362. CED is a Delaware corporation whose principal business is the wholesale distribution of electrical equipment. The directors and executive officers of CED are set forth in Schedule 2 to this Statement.


     c.   PORTSHIRE CORP.


     The principal executive offices of Portshire Corp. are located at 2550 Midway Road, Suite 220, Carrollton, Texas 75006. Portshire Corp. is a Texas corporation. Portshire Corp. is wholly owned by Edmundson International. Portshire Corp. is the sole general partner of Lincolnshire Associates. Portshire Corp. manages real properties and services real estate secured loans. The directors and executive officers of Portshire Corp. are set forth in
Schedule 3 of this Statement.

CUSIP NO. 046613105                    13D                 Page 10 of 23 pages

     d.   LINCOLNSHIRE ASSOCIATES.


     The principal executive offices of Lincolnshire Associates are located at 2550 Midway Road, Suite 220, Carrollton, Texas 75006, c/o Portshire Corp. Lincolnshire Associates is a Texas limited partnership formed for the purpose of making investments.


     e.   CED PENSION PLAN.


          The principal executive offices of CED Pension Plan are located at 700
S. Flower Street, Los Angeles, California 90071, c/o BNY Western Trust Company. CED Pension Plan is a defined benefit plan within the meaning of the Employee Retirement Income Security Act of 1974. CED Pension Plan is organized as a trust under the laws of California.


     f.   HAJOCA PENSION PLAN.


          The principal executive offices of Hajoca Pension Plan are located at 10 South Bryn Mawr Avenue, Bryn Mawr, Pennsylvania 19010-3396, c/o Bryn Mawr Trust Company. Hajoca Pension Plan is a defined benefit plan within the meaning of the Employee Retirement Income Security Act of 1974. Hajoca Pension Plan is organized as a trust under the laws of Pennsylvania.


     During the last five years none of the Reporting Persons, nor any of their individual directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil

CUSIP NO. 046613105                    13D                 Page 11 of 23 pages

proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


     Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     Between November 20, 1998 and April 5, 1999, CED Pension Plan purchased in a series of separate broker-assisted purchases on the open market 481,512 shares of Common Stock. The total funds required to complete the purchases was $4,232,442 (inclusive of brokerage commissions). All funds were obtained from CED Pension Plan's general assets.

     On February 5, 1999, Hajoca Pension Plan purchased in a broker-assisted purchase on the open market 20,000 shares of Common Stock. On April 6, 1999, Hajoca Pension Plan purchased in a broker-assisted purchase on the open market 149,600 shares of Common Stock. The total funds required to complete both of these purchases was $1,391,730 (inclusive of brokerage commissions). All funds were obtained from Hajoca Pension Plan's general assets.

     On February 9, 1999, Lincolnshire Associates purchased in a broker-assisted purchase on the open market 50,000 shares of Common Stock. The total funds required to complete this purchase was $484,250 (inclusive of brokerage commissions). All funds were obtained from Lincolnshire Associates' working capital.

     A table identifying each purchase of the Reporting Persons is included in
Item 5(c).

CUSIP NO. 046613105                    13D                 Page 12 of 23 pages

          Item 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the shares of the Common Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons expect to have discussions with management and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Persons may, in the future, also have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

     Depending on the market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, each Reporting Person may purchase additional shares of the Common Stock in the open market or in private transactions. Depending on these same factors, any Reporting Person may sell all or a portion of the shares of the Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.


     (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer's most recently filed report on Form 10Q that it had 7,618,959 shares of Common Stock outstanding as of February 5, 1999) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

CUSIP NO. 046613105                    13D                  Page 13 of 23 pages


------------------------------------------------------------------------------------------------------------------------
Reporting Person                     No. of Shares      Percentage         Power to Vote           Power to Dispose
                                     Beneficially        of Class       Shared          Sole       Shared        Sole
                                         Owned
------------------------------------------------------------------------------------------------------------------------
Edmundson International                50,000(1)           0.7%         50,000(1)       -0-       50,000(1)        -0-
------------------------------------------------------------------------------------------------------------------------
CED                                    50,000(1)           0.7%         50,000(1)       -0-       50,000(1)        -0-
------------------------------------------------------------------------------------------------------------------------
Portshire Corp.                        50,000(1)           0.7%         50,000(1)       -0-       50,000(1)        -0-
------------------------------------------------------------------------------------------------------------------------
CED Pension Plan                        481,512            6.3%            -0-        481,512        -0-         481,512
------------------------------------------------------------------------------------------------------------------------
Lincolnshire Associates                 50,000             0.7%           50,000        -0-         50,000         -0-
------------------------------------------------------------------------------------------------------------------------
Hajoco Pension Plan                     169,600            2.2%            -0-        169,600        -0-         169,600
------------------------------------------------------------------------------------------------------------------------


     The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2. The Reporting Persons collectively own 701,112 shares of Common Stock, representing 9.2% of the total number of shares of Common Stock outstanding.


     (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer other than as set forth in the table below:





---------------------------
     (1) Reports indirect interest in the shares of Common Stock beneficially owned by Lincolnshire Associates.

CUSIP NO. 046613105                    13D                  Page 14 of 23 pages


------------------------------------------------------------------------------
Date                    Purchaser                 # Shares       Total Cost($)
------------------------------------------------------------------------------
11/20/98            CED Pension Plan                20,000            179,000
------------------------------------------------------------------------------
11/23/98            CED Pension Plan                 2,900             26,332
------------------------------------------------------------------------------
12/14/98            CED Pension Plan                20,000             181,600
------------------------------------------------------------------------------
12/16/98            CED Pension Plan                25,000             227,000
------------------------------------------------------------------------------
12/23/98            CED Pension Plan                   200               1,741
------------------------------------------------------------------------------
01/05/99            CED Pension Plan                10,000              90,800
------------------------------------------------------------------------------
01/12/99            CED Pension Plan                 1,800              16,456
------------------------------------------------------------------------------
01/13/99            CED Pension Plan                 8,200              74,968
------------------------------------------------------------------------------
02/05/99            CED Pension Plan                80,000             749,800
------------------------------------------------------------------------------
02/05/99           Hajoca Pension Plan              20,000             187,450
------------------------------------------------------------------------------
02/09/99            CED Pension Plan                 3,000              29,055
------------------------------------------------------------------------------
02/09/99           Lincolnshire Assoc.              50,000             484,250
------------------------------------------------------------------------------
02/10/99            CED Pension Plan                 6,600              63,508
------------------------------------------------------------------------------
02/12/99            CED Pension Plan                 2,000              19,120
------------------------------------------------------------------------------
02/16/99            CED Pension Plan                 8,800              84,078
------------------------------------------------------------------------------
02/17/99            CED Pension Plan                 3,100              29,248
------------------------------------------------------------------------------
02/18/99            CED Pension Plan                11,100             102,766
------------------------------------------------------------------------------
02/19/99            CED Pension Plan                 5,400              50,249
------------------------------------------------------------------------------
02/23/99            CED Pension Plan                20,000             198,700
------------------------------------------------------------------------------
02/25/99            CED Pension Plan                 2,200              21,857
------------------------------------------------------------------------------
02/26/99            CED Pension Plan                11,800             115,608
------------------------------------------------------------------------------
03/02/99            CED Pension Plan                   900               8,154
------------------------------------------------------------------------------
03/03/99            CED Pension Plan                 3,000              27,180
------------------------------------------------------------------------------
03/08/99            CED Pension Plan                11,500             102,752
------------------------------------------------------------------------------
03/09/99            CED Pension Plan                 3,500              31,272
------------------------------------------------------------------------------
03/10/99            CED Pension Plan                20,000             178,700
------------------------------------------------------------------------------
03/15/99            CED Pension Plan                 7,400              64,269
------------------------------------------------------------------------------
03/16/99            CED Pension Plan                 7,600              62,543
------------------------------------------------------------------------------
03/17/99            CED Pension Plan                 1,500              12,465
------------------------------------------------------------------------------
03/23/99            CED Pension Plan                10,000              82,287
------------------------------------------------------------------------------
03/24/99            CED Pension Plan                 3,400              27,404
------------------------------------------------------------------------------
03/30/99            CED Pension Plan                57,200             460,460
------------------------------------------------------------------------------
03/31/99            CED Pension Plan                23,412             188,467
------------------------------------------------------------------------------
04/01/99            CED Pension Plan                50,000             402,500
------------------------------------------------------------------------------
04/05/99            CED Pension Plan                40,000             322,000
------------------------------------------------------------------------------
04/06/99           Hajoca Pension Plan             149,600           1,204,280
------------------------------------------------------------------------------
TOTAL                                              701,112          $6,108,422
                                                   -------          ----------
------------------------------------------------------------------------------

CUSIP NO. 046613105                    13D                  Page 15 of 23 pages


     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Lincolnshire Associates beneficially owns 50,000 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire Associates, is a wholly owned subsidiary of Edmundson International. Therefore, Edmundson International, through its ownership of Portshire Corp., beneficially owns 50,000 shares of Common Stock. Edmundson International is itself a wholly owned subsidiary of CED. Therefore, CED, through its ownership of Edmundson International and indirect ownership of Portshire Corp., beneficially owns 50,000 shares of Common Stock. CED Pension Plan beneficially owns 481,512 shares of Common Stock. Hajoca Pension Plan beneficially owns 169,600 shares of Common Stock.

     CED Pension Plan and Hajoca Pension Plan (collectively, the "Plans") each have a committee that makes investment decisions on each such Plans' behalf. Any two members of CED Pension Plan's committee and any one member of Hajoca Pension Plan's committee can make decisions with respect to its Plan. The membership on the committees of CED Pension Plan and Hajoca Pension Plan are substantially similar to one another. Two of the members on CED Pension Plan's investment committee, and one member on Hajoca Pension Plan's investment committee, also make investment decisions for Lincolnshire Associates and therefore indirectly, for Portshire Corp., Edmundson International, and CED.

CUSIP NO. 046613105                    13D                  Page 16 of 23 pages


     The directors and executive officers of CED have no agreement or understanding of any kind with the members of the investment committees of CED Pension Plan and Hajoca Pension Plan regarding the holding, voting or disposition of the Common Stock. However, given the overlaps between the individuals involved in investment decisions for CED and these same individuals' membership on the investment committees of CED Pension Plan and Hajoca Pension Plan, it is possible that these individuals may cause the Reporting Persons to act in concert regarding such actions in the future. As such, the Reporting Persons, although disclaiming membership in a group, have nonetheless filed this Statement on Schedule 13D.(2)

     Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7 (1).  Agreement with Respect to Schedule 13D.






------------------------------
      (2) In addition, the Reporting Persons note that: (a) K. W. Colburn, Director and President of Edmundson International and a Director of CED, beneficially owns 2,000 shares of Common Stock; and (b) the
K. W. Colburn - KEOGH beneficially owns 2,000 shares of Common Stock.

CUSIP NO. 046613105                    13D                  Page 17 of 23 pages


                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 1999

                              Edmundson International, Inc.

                              By:  /s/ David C. Verbeck
                                   ---------------------
                              Its: Secretary
                                   ---------------------

CUSIP NO. 046613105                    13D                  Page 18 of 23 pages


                                LIST OF EXHIBITS


Exhibit No.                 Description                                   Page
----------                  -----------                                   ----
7(1)                Agreement with Respect to Schedule 13D.                22

CUSIP NO. 046613105                    13D                  Page 19 of 23 pages

                             SCHEDULE 1 TO SCHEDULE 13D

                          Edmundson International, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS

------------------------------------------------------------------------------
                                                   Present Principal
Name and Business Address       Title            Occupation or Employment
-------------------------       -----            ------------------------
------------------------------------------------------------------------------
K. W. Colburn                   Director
555 Stokie Blvd., Suite 555     President        Business Executive
Northbrook, IL 60062
------------------------------------------------------------------------------
R. W. Colburn
555 Stokie Blvd., Suite 555     Director         Business Executive
Northbrook, IL 60062
------------------------------------------------------------------------------
D. C. Verbeck                   Director
31356 Via Colinas               Secretary        Tax Director of CED
Westlake Village, Ca 91362
------------------------------------------------------------------------------
J. D. Parish                    Vice President
31356 Via Colinas               & CFO            Treasurer of CED
Westlake Village, Ca 91362
------------------------------------------------------------------------------
T. A. Lullo                     Vice
31356 Via Colinas               President        Vice President of CED
Westlake Village, Ca 91362
------------------------------------------------------------------------------

------------------------------------------------------------------------------

-----------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------


CUSIP NO. 046613105                    13D                  Page 20 of 23 pages


                           SCHEDULE 2 TO SCHEDULE 13D

                   Consolidated Electrical Distributors, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS

------------------------------------------------------------------------------
                                                        Present Principal
Name and Business Address       Title                Occupation or Employment
-------------------------       -----                -------------------------
------------------------------------------------------------------------------
K. W. Colburn                   Director
555 Stokie Blvd., Suite 555                      Business Executive
Northbrook, IL 60062
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R. W. Colburn
555 Stokie Blvd., Suite 555     Director         Business Executive
Northbrook, IL 60062
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C. C. Hogel
555 Stokie Blvd., Suite 555     Director         Business Executive
Northbrook, IL 60062
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A. Monis, Jr.                   Director
31356 Via Colinas               Chairman of      Chairman of the Board
Westlake Village, Ca 91362      the Board
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H. D. Bursch
31356 Via Colinas               President        President
Westlake Village, Ca 91362
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T. A. Lullo                     Vice
31356 Via Colinas               President        Vice President
Westlake Village, Ca 91362
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J. D. Parish
31356 Via Colinas               Treasurer        Treasurer
Westlake Village, Ca 91362
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P. J. Savasta                   Vice
31356 Via Colinas               President        Vice President
Westlake Village, Ca 91362
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R. H. Swan                      Vice
31356 Via Colinas               President        Vice President
Westlake Village, Ca 91362
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D. M. Williams                  Vice
31356 Via Colinas               President        Vice President
Westlake Village, Ca 91362
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D. C. Verbeck
31356 Via Colinas               Secretary        Tax Director
Westlake Village, Ca 91362
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

CUSIP NO. 046613105                    13D                  Page 21 of 23 pages

                           SCHEDULE 3 TO SCHEDULE 13D

                                 Portshire Corp.

                        DIRECTORS AND EXECUTIVE OFFICERS
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                                                      Present Principal
Name and Business Address       Title            Occupation or Employment
-------------------------       -----            -------------------------
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
D. D. Colburn                   Director
555 Skokie Blvd., Suite 555     President        Business Executive
Northbrook, IL 60062
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D. C. Verbeck                   Director
31356 Via Colinas               Secretary        Tax Director of CED
Westlake Village, Ca 91362      and Vice
                                President
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D. D. Dunham                    Vice President   Vice President
2550 Midway Road, Suite 220     & Treasurer
Carrollton, TX 75006
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